                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

________________________________________________________________________________


                                   FORM 11-K

________________________________________________________________________________


[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended: December 31, 2003

      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from ________________ to ________________

Commission File Number:             333-56336

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  State Auto Insurance Companies Capital Accumulation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        State Auto Financial Corporation
                             518 East Broad Street
                           Columbus, Ohio 43215-3976

                              REQUIRED INFORMATION

      The following financial statements and supplemental schedules for the State Auto Insurance Companies Capital Accumulation Plan are being filed herewith:

Financial Statements for the years ended December 31, 2003 and 2002, and Supplemental Schedule for the year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Audited Financial Statements:

      Statements of Assets Available for Benefits

      Statement of Changes in Assets Available for Benefits

      Notes to Financial Statements

Supplemental Schedule:

      Schedule of Assets (Held at End of Year)

      The following exhibits are being filed herewith:

Exhibit No.       Description
-----------       -----------
    1             Consent of Independent Registered Public Accounting Firm    Included herein

            Report of Independent Registered Public Accounting Firm

Plan Administrative Committee
State Auto Insurance Companies Capital Accumulation Plan

We have audited the accompanying statements of assets available for benefits of the State Auto Insurance Companies Capital Accumulation Plan as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio
June 24, 2004

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

            STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

                  Statements of Assets Available for Benefits

                                                                  DECEMBER 31
                                                           2003                2002
                                                      ------------         -----------
Assets
Investments:
  Shares of registered investment companies           $ 99,720,718          73,368,432
  Interest-bearing cash                                 12,174,623          14,051,438
  Common /collective trusts                             15,490,394          15,108,988
  Affiliated stock                                       1,087,932             561,189
  Loans to participants                                  2,422,456           2,466,686
                                                      ------------         -----------
Total investments                                      130,896,123         105,556,733

Contribution receivables:
  Employee                                                       -              11,000
  Employer                                                       -               6,500
                                                      ------------         -----------
Total receivables                                                -              17,500
                                                      ------------         -----------
Assets available for benefits                         $130,896,123         105,574,233
                                                      ============         ===========

See accompanying notes.

            STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

             Statements of Changes in Assets Available for Benefits

                                                        YEARS ENDED
                                                        DECEMBER 31
                                                 2003               2002
                                            -------------       -----------
Additions:
  Interest and dividends                    $   2,631,527         2,014,616

Contributions:
  Employee                                      7,015,948         6,609,902
  Employer                                      2,681,942         2,597,286
                                            -------------       -----------
Total contributions                             9,697,890         9,207,188

Total additions                                12,329,417        11,221,804

Deductions:
  Benefit payments                              6,858,337         6,228,766
  Participant loan fees                            16,258            16,031
                                            -------------       -----------
Total deductions                                6,874,595         6,244,797

Net appreciation (depreciation)
 in fair value of investments                  19,867,068       (13,732,511)
                                            -------------       -----------
  Net increase (decrease)                      25,321,890        (8,755,504)

Assets available for benefits:
  Beginning of year                           105,574,233       114,329,737
                                            -------------       -----------
  End of year                               $ 130,896,123       105,574,233
                                            =============       ===========

See accompanying notes.

            STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN
                        Notes to the Financial Statements
                                December 31, 2003

1. DESCRIPTION OF THE PLAN

ORGANIZATION

      The State Auto Insurance Companies Capital Accumulation Plan (the Plan), a defined-contribution plan, was adopted effective June 1, 1982, by State Automobile Mutual Insurance Company and its affiliates (the Company) for the purpose of providing a savings plan for the benefit of its employees.

      The following description of the Plan provides only general information. Participants should refer to the Plan Document for a complete description of the Plan.

GENERAL

      An employee of the company is eligible to participate in the Plan as of the first pay period subsequent to thirty days after the employee's hire date, provided the employee is or will attain age 21 during the calendar year following the employee's hire date.

      The Plan was amended and restated effective January 1, 1997 including subsequent amendments through January 1, 2004, to comply with recent legislation, regulation and rulings. See "Contributions" and "Investment Options."

CONTRIBUTIONS

      Each participant may contribute any percentage of their salary between 1% and 50% (basic contribution). Subject to certain limitations, the Company matches the first 2% of basic contributions of participant salary at the rate of 75 cents for each dollar contributed; basic contributions of 3% to 6% are matched at a rate of 50 cents for each dollar contributed. Participants can change their rate of deferral as of any given pay date up to a maximum of four times per calendar year. Participants may also suspend contributions at any time. Participants may elect to make supplemental contributions in the form of after tax salary deferrals. Total participant contributions may not exceed 50% of salary.

      Based on a provision of the Plan that became effective in January 2002, as of January 1, 2004, all Plan participants who attain age 50 or older during the calendar year, and are making the maximum Internal Revenue Code (the "Code") pre-tax contribution, may make additional "Catch-up Contributions" each pay period in any whole percentage amount of their compensation from 1% to 25%, up to a dollar limitation on the amount of Catch-up Contribution established by law.

VESTING

      Plan participants are immediately fully vested in employee contributions and related net earnings or losses. Full vesting in employer contributions and related net earnings and losses occurs upon three completed years of service. Any employee terminating prior to three completed years of service vests in employer contributions and related net earnings and losses at percentages set forth by the Plan document.

      In addition, employer contributions and related net earnings or losses are fully vested upon retirement at age 65, death or total and permanent disability.

      Any forfeitures of non-vested employer contributions and related net earnings or losses reduce future employer contributions.

PARTICIPANT'S ACCOUNTS

      Each participant's account is credited with the participant's contributions and allocations of a) the Company's contributions and b) Plan earnings, and is charged with applicable participant loan fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

            STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN
                  Notes to the Financial Statements, Continued

PARTICIPANT LOANS

      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years, or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrative Committee. Principal and interest is paid ratably through bi-weekly payroll deductions.

INVESTMENT OPTIONS

      Under the Plan trust agreement, participants may direct how their plan contributions are to be invested. The following description of the investment options provides only general information. Participants should refer to the Plan document for a complete description of the investments.

      Plan contributions may be invested in the following ten funds at December 31, 2003:

Fidelity Puritan Fund: Consists of a diversified portfolio of high-yielding equity securities and bonds.

Fidelity Contrafund: Consists primarily of seemingly undervalued common stocks and convertible securities with potential for market growth.

Fidelity Equity Income Fund: Consists primarily of stocks which may pay a higher than average dividend and stocks with potential for market growth.

Fidelity U.S. Government Reserves Fund: Consists of short-term instruments issued by the U.S. Government and/or its agencies and repurchase agreements secured by U.S. Government obligations.

Fidelity Managed Income Portfolio Fund: Consists primarily of high quality short and long-term investment contracts. Investment contracts have both variable and fixed rates.

Fidelity Aggressive Growth Fund: Consists primarily of equity securities of companies with growth potential.

Spartan U.S. Equity Index Fund: Consists of equity securities that correspond to those listed in the Standard & Poor's 500 Index.

Fidelity Intermediate Bond Fund: Consists primarily of intermediate term, investment grade debt securities of U.S. corporations and U.S. Government Agencies.

Fidelity Diversified International Fund: Consists primarily of foreign securities.

State Auto Financial Corporation Common Stock Fund: Consists of publicly traded common stock of the State Auto Financial Corporation, an affiliate to the Company. The stock is traded on the NASDAQ under the ticker symbol, STFC.

      Effective January 1, 2004, Plan contributions may be invested in the following additional six funds:

Fidelity Freedom Income Fund: Consists of Fidelity bond mutual funds and Fidelity money market mutual funds, and a lesser percentage of Fidelity stock mutual funds.

Fidelity Freedom 2000 Fund: Consists of Fidelity bond mutual funds and Fidelity money market mutual funds and a lesser percentage of Fidelity stock mutual funds.

Fidelity Freedom 2010 Fund: Consists of Fidelity stock mutual funds and Fidelity bond mutual funds and a lesser percentage in Fidelity money market mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2020 Fund: Consists of Fidelity stock mutual funds and a lesser percentage of Fidelity bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2030 Fund: Consists largely of Fidelity stock mutual funds and a lesser percentage of Fidelity bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2040 Fund: Consists primarily of Fidelity stock mutual funds and a lesser percentage of Fidelity bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

ADMINISTRATIVE EXPENSES

      All administrative expenses, excluding participant loan fees, and trustee fees are paid by the Company.

            STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN
                  Notes to the Financial Statements, Continued

PAYMENT OF BENEFITS

      Upon termination of service, participants generally receive a lump-sum amount equal to the value of their account less outstanding loan balances. Alternatively, qualifying participants can elect to receive their account value less outstanding loan balances in installments over a period not to exceed 10 years or, in the case of a retired participant, over a period not to exceed normal life expectancy.

      Participants may semiannually withdraw from their supplemental accumulated contributions and, subject to certain conditions, participants may withdraw from their accumulated basic and supplemental contributions based on financial hardship. After participants have been in the plan for five years, and once every two years thereafter, participants may withdraw the vested portion of employer contributions credited to their account.

PLAN TERMINATION

      While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. Should the Plan be terminated at some future time, all participants become 100% vested in benefits earned as of the termination date.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

      The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles.

USE OF ESTIMATES

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS AND RELATED INVESTMENT INCOME

      Investments are stated at fair value. The common/collective trust is valued based on quoted redemption value on the last business day of the Plan year. Shares of registered investment companies and shares of the State Auto Financial Corporation Common Stock Fund are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Loans to plan participants, which must be approved by the Plan Advisory Committee, are valued at their outstanding balances, which approximate fair value.

      Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participants account to the total fund balance.

            STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN
                  Notes to the Financial Statements, Continued

3. INVESTMENTS

      The following investments, at fair value, represented 5% or more of assets available for benefits as of December 31, 2003 and 2002:

                                                                    DECEMBER 31
                                                                 2003          2002
                                                            ------------    ----------
Investments in shares of registered investment companies:
  Fidelity Contrafund                                       $ 37,691,937    28,424,895
  Fidelity Equity Income Fund                                 28,520,842    20,823,057
  Fidelity U.S. Government Reserves Fund                      12,174,623    14,051,438
  Fidelity Puritan Fund                                       10,980,664     8,527,111
  Spartan U.S. Equity Index Fund                               7,364,679     5,268,450
Investment in common/collective trusts:
  Fidelity Managed Income Portfolio Fund                    $ 15,490,394    15,108,988

During 2003 and 2002, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                 2003            2002
                                                             ------------    -----------
Shares of registered investment companies                    $ 19,551,583    (13,732,511)
Affiliated stock                                                  315,485              -
                                                             ------------    -----------
Total realized and unrealized appreciation (depreciation)    $ 19,867,068    (13,732,511)
                                                             ============    ===========

4. FEDERAL INCOME TAX STATUS

      The Plan has received a determination letter from the Internal Revenue Service dated August 16, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

            STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

          Schedule H, Line 4i-Schedule of Assets (Held At End of Year)

                          EIN # 31-4316080 /Plan # 004

                                DECEMBER 31, 2003

                                                                                              Current
Identity of Issue                                             Shares           Cost            Value
-----------------                                           ----------    -------------    ------------
Shares of Registered Investment Companies:
  Fidelity Puritan Fund                                        594,313    $  10,427,582    $ 10,980,664

  Fidelity Contrafund                                          763,768       33,763,207      37,691,937

  Fidelity Equity Income Fund                                  573,283       25,705,326      28,520,842

  Fidelity Intermediate Bond Fund                              293,276        3,084,042       3,126,317

  Fidelity U.S. Government Reserves Fund                    12,174,623       12,174,623      12,174,623

  Fidelity Aggressive Growth Fund                              430,202       12,407,453       6,424,412

  Fidelity Diversified International Fund                      232,664        4,963,359       5,611,867

  Spartan U.S. Equity Index Fund                               186,873        7,326,809       7,364,679

Investment in common/collective trusts:
  Fidelity Managed Income Portfolio Fund                    15,490,394       15,490,394      15,490,394

Affiliated Stock
  *  State Auto Financial Corporation Common Stock Fund         46,612          808,130       1,087,932

  Participant Loan Fund (interest rates 3.25% to 10.50%)             -                -       2,422,456
                                                                          -------------    ------------
Totals                                                                    $ 126,150,925   $ 130,896,123
                                                                          =============   =============

* Indicated a party-in-interest to the Plan.


                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                             STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Date: June 24, 2004          By /s/ Steven J. Johnston
                                -----------------------------------------

                             Printed Name: Steven J. Johnston

                             Title: Sr. Vice President and CFO

                                 EXHIBIT INDEX

Exhibit No.       Description
----------        ------------
    1             Consent of Independent Registered Public Accounting Firm      Included herein